# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Archer Aviation Inc., CIK 0001824502
CUSIP: 03945R102
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 190 West Tasman Drive, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-016026
Filed by CIK 0001697748

## Reporting persons
- ARK Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 22,375,913; shared voting power 485,949; sole dispositive power 23,540,442; shared dispositive power 0; aggregate amount beneficially owned 23,540,442 (7.37% of the class)

## Item 1. Issuer
Name of issuer: Archer Aviation Inc.
Address of issuer's principal executive offices: 190 West Tasman Drive, San Jose, CA, 95134

## Item 2. Person Filing
Name of person filing: ARK Investment Management LLC
Address of principal business office or, if none, residence: 200 Central Avenue, St. Petersburg, FL 33701
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 23,540,442
Percent of class: 7.37
Sole power to vote or to direct the vote: 22,375,913
Shared power to vote or to direct the vote: 485,949
Sole power to dispose or to direct the disposition: 23,540,442
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the shares which represents more than five percent of the number of shares outstanding class of the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ARK Investment Management LLC: /s/ Kellen Carter, Kellen Carter, Chief Compliance Officer (01/10/2025)